Mail Stop 6010

September 1, 2006

Richard Jagodnik, President
Diagnostic Imaging International Corp.
21 Malta
Dollard des-Ormeaux, Quebec, Canada H9B 2E6

Re: Diagnostic Imaging International Corp.
Form SB-2 Registration Statement
File No. 333-136436

Dear Mr. Jagodnik:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comments applicable to the entire filing

1.   Please disclose in the prospectus whether the terms of the private placements require you to register the shares for resale. If so, please also explain, in the prospectus, why you went forward with the private placement as you were going to realize proceeds that were significantly less than the cost of registering the shares. If registration is not required, please explain, in the prospectus, why you are registering the shares in light of the ($70,000) cost of the offering.

2.   Please delete the legend at the top of each page of the registration statement that states "As filed with the Securities and Exchange Commission on November 13, 2000."

3.   We note that prior to August of 2005, your company was known as Galloway Investments Corp. We are unable to locate any discussion of the business that Galloway Investments Corp. was engaged in or why its name was changed. Item 101(a) of Regulation SB requires that you describe the business development of your company and/or its predecessor during at least the last three years. Please revise the document to provide this information. We may have further comment after reviewing your response.

4.   Although all your operations are intended to be in Canada, you are registering your shares for resale in the U.S. Americans will not be familiar with the way the Canadian national health system works. Please expand your document to include a reasonably detailed discussion in the "Business" section and summarize it in the "Summary." Your discussion should explain how the federal and provincial regulatory schemes interrelate, and describe who owns the various types of medical facilities.

Prospectus Cover Page

5.   Please indicate whether any market makers have applied or have expressed an interest in applying to quote your shares on the OTC Bulletin Board.

Summary – page 3

6.   You say that you will need to raise approximately $10 million to fund the startup of your first three MRI clinics. Please briefly disclose what expenses you are including in this figure, and why you believe that it will be adequate. We note that disclosure on page 19 indicates that MRI machines, alone, vary in price from $2.1 million to 4.0 million, depending on their "field strength" and building renovations could cost from $500,000 to $1 million depending on the location and size of the facility.

7.   Identify the provinces in which you intend to locate your facilities and explain why they were selected.

Risk Factors – page 4

8.   Please include additional risk factors that address the following issues:

        • The fact that the president and sole employee of the company has no experience in the diagnostic imaging industry;

- The fact that the type of diagnostic imaging you propose to do is available free to Canadian citizens through the Canadian healthcare system;

- The fact that you have a single person serving as the company's sole director, executive officer and employee;

- That the pricing models you have used in your calculations may not be an accurate gauge of future prices necessary to operate an imaging facility profitably at the point in the future that you open such a facility;

- The fact that the Romanow Commission issued a report in November of 2002 recommending to the Canadian government that private diagnostic imaging clinics of the type you propose to develop be banned;

9.   It is unclear from the disclosure in the prospectus as to whether the government will pay you for those services you provide that are covered by the national healthcare system. Please consider including a risk factor that addresses your ability to participate in the national health care delivery system and whether the fee for service system applies to the services you will provide. If your ability to participate in the system is limited, please describe how your potential revenue stream will be affected.

Loss of Mr. Richard Jagodnik, our President and Chairman of the Board of Directors, and failure to attract qualified managers, technologists and sales persons could limit our growth and negatively impact our operations. – page 4

10.   It appears that this risk factor is actually addressing two separate risks. One relates to the loss of Mr. Jagodnik and the other relates to your potential inability to attract professionals to staff your facilities. Please separate the current risk factor into two separate factors under appropriate subheadings.

11.   The biographical information provided for Mr. Jagodnik in the "Management" section of the document does not contain any information indicating that Mr. Jagodnik has been employed in the diagnostic imaging industry, or has any knowledge or experience in that industry. It appears that the risk you intend to describe may be that the company will go out of business without Mr. Jagodnik's efforts. Please revise it accordingly.

The market for diagnostic imaging services and systems is competitive – page 5

12.   Please revise the subheading and the body of this risk factor to identify a specific risk and its potential adverse consequences. You also need to include an adequate factual context in the risk factor. It does not appear appropriate to describe the market for diagnostic and imaging services in Canada as "competitive," or the Canadian government run healthcare system as your "major" competitor, without explaining how you are using the term in this context. Since Canadians are entitled to free diagnostic and imaging services when medically necessary, and insurance is either not available or limited, it is unclear why you believe that Canadians will be willing to pay for these services out of pocket. It appears to us that the risk is that Canadians will be unwilling to pay you for services that they are entitled to receive for free. Accordingly, your revised risk factor should explain how you plan to compete in this environment, and why you believe that Canadians will be willing to pay.

Managed care organizations may prevent healthcare providers from using our services which could cause us to lose prospective clients. – page 5

13.   It is unclear what role "managed care plans" play in the Canadian healthcare system. Your risk factor should be revised to explain this. Further, your risk factor refers to the "proliferation" of such plans but we are unable to find a discussion of this in the "Business" section of the document. Please provide a reasonably detailed discussion of the role of managed care plans in the Canadian healthcare system in the Business section.

Changes in the rates or methods of reimbursements for diagnostic imaging services could result in reduced demand…and harm to our financial position. – page 5

14.   Please revise the risk factor to describe the role that third-party payors currently play in the Canadian national healthcare system. The revised disclosure should include the percentage of Canadians covered by such payors and should explain what methods of reimbursement are currently used. Our understanding is that the national government is the sole payor and that private insurance is prohibited in most or all of the provinces except in very limited circumstances.

We may be unable to effectively maintain our imaging systems or generate revenue when our systems are not working. – page 5

15.   Since you do not yet own any systems, it is unclear what your basis is for saying that repairs to one of your systems could take up to two weeks. It is also unclear what your basis is for saying that your "anticipated" warranties and maintenance contracts "will not

fully compensate us for loss of revenue." This implies that the equipment manufacturer will pay you for revenues lost if the equipment is not working. Please revise the risk factor to include your factual basis for these statements.

Complying with governmental and provincial regulations is an expensive and time-consuming process, and any failure to comply could result in substantial penalties. – page 6

16. The information in this risk factor is too vague and generic to be informative. Please expand the risk factor to identify the types of regulations you will be subject to and provide some sense of the timeframe involved in obtaining the necessary approvals. Since you currently intend to open only two or three clinics, you should provide brief discussions of the relevant provincial requirements in the specific provinces you intend to locate in. A more detailed discussion should be included in the business section.

17. You say that your risk of being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or in the courts, any their provisions are open to a variety of interpretations. Please identify the most significant if these and include a more detailed discussion in the body of the prospectus.

Healthcare reform legislation could limit the prices we can charge for our services, which would reduce our revenues and harm our operating results. – page 7

18. Please expand this risk factor to identify and briefly describe the most significant initiatives at the federal and provincial levels. You should provide a more detailed discussion in the "Business" section.

If we fail to comply with various licensure, certification and accreditation standards, we may be subject to loss of licensure, certification or accreditation which would adversely affect our operation. – page 7

19. Please provide a more robust discussion about the types of licensure, certification and accreditation standards you reference and your intentions regarding applying for them. You should identify the specific requirements you will have to meet in the three provinces you intend to operate in.

We have not identified any sources of capital, the absence of which may prevent us from implementing our business plan. – page 7

20.   Please discuss your timeframe for obtaining capital as well as the options available to you. You should also discuss the adverse consequences to investors that could potentially arise from selecting one form of financing over another, and identify the steps you will take to locate capital.

There can be no assurance that a sustained public market will develop for the common stock. – page 7

21.   Please revise the subheading to more accurately state that it is unlikely a sustained public market will develop for your common stock, and that investors should be prepared for the possibility that they may not be able to resell their stock, or resell it at a price higher than they paid for it.

Because the common stock of Diagnostic Imaging will be deemed "penny stock" under the Securities and Exchange Act, investors bear the risk of not being able to readily resell the shares acquired in the offering in the public markets. – page 8

22.   Please expand the risk factor to explain what an "accredited investor" and a "covered transaction" are and briefly describe the requirements imposed on broker-dealers who resell your shares. You should also briefly describe what a "suitability determination" is and what the mandated disclosures consist of.

Plan of Operations and Management's Discussion and Analysis – page 10

23.   In the last paragraph of page 11 you indicate that the cost of an MRI machine varies with the "field strength." Please explain what field strength is. Also explain what a "UPS back up" is.

24.   Please discuss the differences between machine of different field strengths and the procedures that they can be used for. Also discuss how you will decide on what field strength machine to purchase.

Business – page 13

Proposed Operations – page 13

25.   Throughout this section and the remainder of the prospectus you have made a number of claims regarding the market for your proposed services. Please provide factual support for each of these claims. Mark the supporting document to show the location of the information you are relying on and tie the support to the specific claim in the prospectus that it supports. Here are some examples of, but not all of, the claims that require factual support:

- "Waiting lists are long and there is widespread public dissatisfaction with the current services provided." – page 13

- "Based on existing MRI clinics per population and provincial restrictions, we believe that Vancouver, British Columbia and Winnipeg, Manitoba are the best locations for the start-up of our diagnostic imaging clinics." – page 13

- "This procedure is 5-10 times more accurate than anything else available including the CT scan." – page 14

- "Due to capital acquisition costs and a shortage of trained staff to operate and maintain these machines, waiting lists for MRI scans in Canada have become lengthy."

- "PET scans are 93% accurate in detecting the spread of lung cancer, compared to 63% for CT scans."

- "We have conducted a survey of clinics throughout Canada and developed an informal body of data about the current prices for similar services provided by private clinics. Based solely on this internally developed data, we believe that MRI scan prices range from $535 to $725 depending on the area of the person that is scanned…Based solely on this data, we believe that a PET scan costs approximately $1,900." – page 15

- "Currently we believe that private MRI clinics represent 10% of the market for these scans." – page 15

- "…the quality of care provided has decreased throughout the past two decades." – page 17

Richard Jagodnik
Diagnostic Imaging International Corp.
September 1, 2006
Page 8

- "In December, 2005, the media reported that more than half of Canadians indicate that they have no problem with a larger role for private health care. At present, nearly one in every three dollars spent on health care in Canada goes to the private sector." – page 18

- "In Canada there is widespread public dissatisfaction with wait times for diagnostic imaging in public hospitals. Waiting lists are long, staffing is poor and the funding is either inadequate or not being allocated in the most optimal way." – page 18

The Romanow Report – page 16

26.   Please include a reasonably detailed discussion of the provisions of the September, 2005 agreement with the provinces to invest an extra $18 billion in health care over the next six years.

Capital and Facility Requirements – page 19

27.   In the first paragraph of page 20 you state that the vendors of MRI equipment will do all of the necessary leasehold improvements to the site in order to have it ready for operation. This is inconsistent with the disclosure on page 11 in the "Plan of Operations' section. Please reconcile the inconsistencies.

28.   You state that an MRI maintenance agreement costs approximately $160,000 per year and discuss what is contained in such an agreement in terms that suggest that the cost and content of such an agreement are standardized. Please disclose the source of this information. It would appear to us that the terms of such an agreement would vary by vendor and be negotiated, so it is unclear as to how you can be so specific about the cost and contents of such an agreement without actually having one. Please explain.

Government Regulation – page 21

29.   Please expand the disclosure to describe, in reasonable detail, the applicable governmental regulations affecting your ability to open and operate a diagnostic imaging facility. Your current discussion of governmental regulation does not identify or discuss any of the applicable regulations.

30.   Please also expand the disclosure to identify and discuss the specific reform initiatives referenced in the third paragraph of page 21. The discussion should include the current

status of each of these proposals and should also include proposals in the provinces in which you intend to operate.

Competition – page 21

31.   We do not understand why your discussion only addresses the number of MRI private clinics and does not include public MRI facilities. It would appear that public facilities would be your primary source of competition. Also, please tell us why you believe the number of facilities, by itself, is useful information. It would appear that the size of the population served, and the number of machines available, as opposed to the number of clinics, would be the relevant information as to whether there was a potential market for your products. Also, please tell us and disclose in the document whether you considered the extent of utilization of the current facilities in determining whether there is a need for additional facilities in the cities in which you intend to locate your facilities.

32.   Please disclose how you determined that your first two clinics will be located in Vancouver and Winnipeg. In light of the fact that your research located five private MRI clinics in Vancouver, please also explain why you believe that there is a market there for additional facilities.

Properties - page 22

33.   We note that you did not record an expense for the office space and office services provided by the executive officer of the Company for your principal executive office. Please tell us the fair value of both the office space and office services and how the fair values were determined.

Management – page 22

34.   Please disclose the percentage of Mr. Jagodnik's time that is spent on company business.

Executive Compensation

Certain Relationships and Related Transaction, page 23

35.   We note that the shares issued to Mr. Richard Jagodnik for management services on April 26, 2006 were valued at $0.001 per share. This appears to be considerably lower than the $0.15 fair value of the shares issued during your private placements and the $0.15 proposed offering price per the registration statement. Paragraph 7 of SFAS 123(R) states that share-based payment transactions with employees should be measured based

Richard Jagodnik
Diagnostic Imaging International Corp.
September 1, 2006
Page 10

on the fair value of the equity instruments issued and not the service received. Please tell us the fair value of the shares at the time of issuance to Mr. Jagodnik and discuss the significant factors contributing to the difference between the fair value of this issuance and the fair value as of the date of each private placement issuance and the estimated IPO price.

Selling Stockholders – page 25

36.   Please tell us what Mr. Jagodnik's relationship is to Kim Jagodnik and Teresa Jagodnik. We may have further comment.

Plan of Distribution – page 28

37.   Please rewrite this section as well as the second paragraph of the prospectus cover page so that the disclosure in both places is consistent with your stated intent to fix the price of the shares at $.15 per share until a trading market exists for the shares.

Where You Can Find Additional Information – page 30

38.   You have provided incorrect addresses for the Securities and Exchange Commission offices. Please revise to include the correct ones.

Report of Independent Auditors, page F-2

39.   We note in Note 6. Going Concern, that you disclose that there is substantial doubt as to your ability to continue as a going concern. It would appear that this determination would require the auditors to modify their report to include a going concern explanatory paragraph. Please tell us why your auditors believe an explanatory paragraph is not needed, specifically referencing AU Section 341. In addition, please expand your footnote to include the disclosure required by AU Section 341.10.

Consolidated Financial Statements

40.   Please provide updated financial statements and financial information throughout the filing pursuant to Rule 310(g) of Regulation S-B.

Consolidated Statement of Changes in Stockholders' Equity, page F-5

41.   In accordance with paragraph 11.d of SFAS 7, please revise your Statement of Changes in Stockholders' Equity to show the equity activity from the enterprise's inception of March 14, 2002.

Statement of Cash Flows, page F-6

42.   It appears that the proceeds from the sale of your stock are incorrectly disclosed in the "Proceeds From Sale of Available-For-Sale Securities" line item per the Statement of Cash Flows. Please revise your cash flow statement accordingly.

Notes to Consolidated Financial Statements

Note 1. Organization and Summery of Significant Accounting Policies

Principles of Consolidation, page F-7

43.   You state that you own wholly-owned and majority-owned subsidiaries. Please disclose what wholly-owned and majority-owned subsidiaries you own and what percentage ownership you have in each subsidiary.

Note 3. Income Taxes, page F-8

44.   Please provide us your analysis of paragraphs 23 and 24 of SFAS 109 to determine that a valuation allowance need not be established.

Consolidated Financial Statements for the quarterly period ended March 31, 2006, page F-11

45.   Please label your interim financial statements and the related notes to financial statements as unaudited.

Consolidated Statement of Changes in Stockholders' Equity, March 31, 2006, page F-13

46.   Please revise your Statement of Changes in Stockholders' Equity to disclose the equity activity from inception, disclosing the equity activity between each fiscal year end and the period from the latest fiscal year end (12/31/05) to the interim balance sheet date.

Part II

Item 26.

47.   Please disclose the information required by Item 701 of Regulation SB applicable to the sale of two million shares to Mr. Bernard Jagodnik.

*   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

   · should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   · the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

  We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please provide this request at least two business days in advance of the requested effective date and allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.

  You may contact Dana Hartz at 202-551-3648 or Joseph Roesler at 202-551-3628 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Fraser at 202-551-3609 or me at 202-551-3710 with any other questions.

Regards,

Jeffrey P. Riedler
Assistant Director

Cc: Andrew D. Hudders, Esq.
      Graubard Miller
      405 Lexington Avenue – 19th Floor
      New York, New York 10174